Exhibit 99.2

Pyxis Tankers Announces Financial Results for the Three Months Ended March 31, 2026

Maroussi, Greece, May 18, 2026 – Pyxis Tankers Inc. (Nasdaq Cap Mkts: PXS), (the “Company”, “we”, “our”, “us” or “Pyxis Tankers”), an international diversified shipping company, today announced unaudited results for the three months ended March 31, 2026.

For the three months ended March 31, 2026, our revenues, net, were $10.0 million, compared to $9.6 million for the same period in 2025. During the first quarter of 2026, our time charter equivalent (“TCE”) revenues were $9.9 million, an increase of $1.5 million, or 18.2%, over the comparable period in 2025. Our net income attributable to common shareholders and available to common shareholders for the first quarter ended March 31, 2026 was $2.4 million, compared to net income of $0.8 million for the same period in 2025. For the first quarter of 2026, net income per common share was $0.23 basic and diluted, compared to net income per common share of $0.07 basic and diluted for the same period in 2025. Our adjusted EBITDA for the three months ended March 31, 2026 was $5.4 million, an increase of $1.9 million over the comparable period in 2025. Please see “Non-GAAP Measures and Definitions” below.

Our Chairman & CEO, Valentios Valentis, commented:

Strong quarterly results supported by disciplined execution and favorable market conditions

“We are pleased to report another strong quarter, driven by robust market conditions, disciplined commercial execution, and the quality of our fleet and operating platform. For the quarter ended March 31, 2026, our fleet achieved higher TCE rates, improved utilization, and lower operating expenses per day.

Our operating performance continues to be supported by evolving global energy trade flows, longer-haul transportation demand, and elevated ton-mile activity, particularly across Atlantic Basin routes. In this environment, we remain focused on maintaining a strong balance sheet and a disciplined capital allocation framework while preserving flexibility to pursue accretive growth opportunities. As of March 31, 2026, our cash and cash equivalents and short term investment in time deposits increased to $54.4 million. Including our recently secured $45 million “Hunting License” loan facility, total available liquidity now approaches $100 million.

Given our strong liquidity position, we continue to evaluate prudent capital deployment opportunities across selective fleet growth, balance sheet optimization, and opportunistic share repurchases.

We continue to actively monitor the evolving situation in the Middle East and assess the potential implications for global shipping markets. One of our MR tankers, the Pyxis Karteria, currently operates in the Persian Gulf and remains safe and employed under an existing fixed-rate time charter through August 2026. The safety of our crews and vessels remains our primary consideration.

Looking ahead, while macroeconomic and geopolitical risks remain elevated, we believe shipping market fundamentals remain constructive, supported by longer-haul trade patterns, constrained fleet growth, and ongoing supply-chain inefficiencies. As certain existing time charters expire during the coming quarters, we believe current market conditions may provide opportunities to secure renewed employment at improved rates for portions of our fleet. We remain focused on disciplined execution, prudent risk management, and long-term shareholder value creation.”

1

Forward Fixture Update

As of May 15, 2026, our MR tanker fleet had secured employment at an average estimated TCE rate of approximately $21,850 per day, with 100% of available days booked for the second quarter ending June 30, 2026. As of May 15, 2026, our dry-bulk fleet had secured employment at an average estimated TCE rate of approximately $19,130 per day, with approximately 46% of available days booked for the second quarter ending June 30, 2026. All of our dry-bulk carriers are currently employed under shorter-term time charters.

Results for the three months ended March 31, 2026 and 2025

Amounts referenced in period–to–period comparisons in this section are derived from the unaudited consolidated financial statements presented below.

For the three months ended March 31, 2026, we reported revenues, net, of $10.0 million, representing a 3.9% increase from $9.6 million in the comparable 2025 period. Our net income attributable to common shareholders was $2.4 million, compared to $0.8 million for the same period in 2025. Net income per common share for the three months ended March 31, 2026 was $0.23, basic and diluted, compared to net income per common share of $0.07, basic and diluted for the same period in 2025. The weighted average number of common shares outstanding, basic and diluted, decreased to approximately 10.3 million during the three months ended March 31, 2026, mainly due to the common share buyback program, which commenced in December 2025. Operationally, our MR tankers achieved an average TCE rate of $18,944 per day, a 19.7% decline from $23,593 during the three months ended March 31, 2025, reflecting lower charter rates in the product tanker sector. Our dry-bulk carriers recorded an average daily TCE rate of $19,601, 50.6% higher than $13,013 in the same period in 2025, driven by strengthening chartering conditions in the dry-bulk market and the positive impact from bunker price differentials realized upon charter redeliveries and deliveries. The increase in dry-bulk TCE revenues was further supported by higher utilization of 91.5%, compared to 88.1% in the same period in 2025. In the first quarter of 2026, 81% of MR tanker revenue was generated under short-term time charters, and our dry-bulk carriers were employed entirely under short-term time charters. Adjusted EBITDA increased by $1.9 million to $5.4 million in the first quarter of 2026 from $3.5 million for the same period in 2025.

Tanker fleet	Three months ended March 31, [1]
(Amounts in thousands of U.S. dollars, except for daily TCE rates which are presented in U.S. dollars per day)	2025		2026
MR Revenues, net		$6,433	5,866
MR Voyage related costs and commissions, net		(747)	(789)
MR Time Charter Equivalent revenues [1]		$5,686	5,077

MR Total operating days		241	268
MR Daily Time Charter Equivalent rate [1]	$/d	23,593	18,944
Average number of MR vessels		3.0	3.0

Dry-bulk fleet	Three months ended March 31, [1]
(Amounts in thousands of U.S. dollars, except for daily TCE rates which are presented in U.S. dollars per day)	2025		2026
Dry-bulk Revenues, net		$3,172	4,110
Dry-bulk Voyage related costs and commissions, net		(465)	731
Dry-bulk Time Charter Equivalent revenues [1]		$2,707	4,841

Dry-bulk Total operating days		208	247
Dry-bulk Daily Time Charter Equivalent rate [1]	$/d	13,013	19,601
Average number of Dry-bulk vessels		3.0	3.0

Total fleet	Three months ended March 31, [1]
(Amounts in thousands of U.S. dollars, except for daily TCE rates which are presented in U.S. dollars per day)	2025		2026
Revenues, net		$9,605	9,976
Voyage related costs and commissions, net		(1,212)	(58)
Time Charter Equivalent revenues [1]		$8,393	9,918

Total operating days		449	515
Daily Time Charter Equivalent rate [1]	$/d	18,692	19,259
Average number of vessels		6.0	6.0

1 Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

2

Management’s Discussion & Analysis of Financial Results for the Three Months Ended March 31, 2026 and 2025 (Amounts presented in millions of U.S. dollars, rounded to the nearest one hundred thousand, unless otherwise noted)

Amounts referenced in period–to–period comparisons in this section are derived from the unaudited consolidated financial statements presented below.

Revenues, net: Revenues, net, were $10.0 million for the three months ended March 31, 2026, representing an increase of $0.4 million, or 3.9%, from $9.6 million in the comparable period in 2025. In the first quarter of 2026, our average daily TCE rate for our MR fleet was $18,944, a $4,649 per day decrease from $23,593 for the same period in 2025. The decrease in the MR fleet average daily TCE rate was the result of softer charter rates compared to the same period in 2025. The impact of this decrease on revenues was partially offset by higher MR fleet utilization of 99.3% compared to 89.3% for the same period in 2025. In addition, in the first quarter of 2026, our dry-bulk average daily TCE rate was $19,601, a $6,588 per day increase from $13,013 for the same period in 2025. This increase was due to higher dry-bulk charter rates, the positive impact from bunker price differentials realized upon charter redeliveries and deliveries, and higher utilization of 91.5% compared to 88.1% in the same period in 2025. Total fleet ownership days in each of the first quarters of 2026 and 2025 were 540, or an average of 6.0 vessels.

Voyage related costs and commissions, net: Voyage related costs and commissions, net, of $0.1 million in the first quarter of 2026 represented a decrease of $1.1 million, or 95.2%, from $1.2 million in the same period in 2025. This decrease was driven primarily by $0.7 million of net credits from bunker price differentials realized upon charter redeliveries and deliveries for our dry-bulk fleet, which more than offset related voyage costs and commissions during the period. The decrease was also attributable to lower spot voyage charter employment in the first quarter of 2026 compared to the same period of 2025. Under time charters, substantially all voyage expenses are typically borne by the charterer rather than the Company; therefore, a lower level of spot voyage charter employment generally results in lower voyage related costs.

Vessel operating expenses: Vessel operating expenses were $3.3 million for the three months ended March 31, 2026, a decrease of $0.3 million, or 6.8%, from $3.6 million in the same period in 2025. Total vessel ownership days for the three months ended March 31, 2026 and 2025 were the same; accordingly, vessel operating expenses decreased on a per ownership day basis to approximately $6,178 per day from approximately $6,616 per day. The decrease primarily reflected the timing of certain operating expenses, including maintenance and spares.

General and administrative expenses: General and administrative expenses of $0.7 million for the first quarter of 2026 represented a slight decrease of $0.1 million from $0.8 million in the same period in 2025. The decrease was primarily due to the timing of certain administrative expenses and was partially offset by the annual inflation adjustment of 2.48% applied to administrative fees payable to Pyxis Maritime Corp. (“Maritime”), our tanker ship manager, based on the inflation rate in Greece for 2025.

Management fees: For the three months ended March 31, 2026, management fees charged by Maritime and Konkar Shipping Agencies S.A. (“Konkar Agencies”), our dry-bulk ship manager, both affiliates of Mr. Valentis, our Chairman and Chief Executive Officer, and by International Tanker Management Ltd. (“ITM”), the unaffiliated technical manager of our MRs, remained stable at $0.5 million compared to the same period in 2025.

Amortization of special survey costs: Amortization of special survey costs of $0.2 million for the quarter ended March 31, 2026, represented an increase of $0.1 million compared to the same period in 2025. This increase primarily reflected the higher level of capitalized dry-docking and special survey expenditures for two dry-bulk vessels following their second special surveys completed in 2025. During the first quarter of 2025, “Konkar Venture” successfully completed her second special survey over 22 days. In addition, “Konkar Asteri” completed her second special survey, also in 22 days, by early April 2025, resulting in a higher amortizable balance and, consequently, a higher quarterly amortization charge.

Depreciation: Depreciation of $1.9 million for the quarter ended March 31, 2026, remained unchanged from the same period in 2025.

Interest and finance costs: Interest and finance costs for the quarter ended March 31, 2026 were $1.3 million, representing a decrease of $0.2 million, or 10.0%, compared to the same period in 2025. This decrease was primarily driven by lower Term SOFR-based interest rates and reduced margins on certain floating rate bank debt, partially offset by higher average debt balances. The decrease reflected the benefit of recent financing actions, including the January 2026 amendments to the existing secured loans for the “Pyxis Karteria,” “Konkar Ormi” and “Konkar Venture,” which reduced the applicable margin over Term SOFR to 1.80% from a range of 2.15% to 2.70%, and the December 2025 refinancing of the secured loans for the “Pyxis Lamda” and “Pyxis Theta,” which reduced the applicable margin over Term SOFR to 1.90% from 2.40%.

Interest income: Interest income of $0.5 million earned during the quarter ended March 31, 2026, increased slightly by $0.1 million due to higher time deposit balances compared to the same period in 2025.

Loss/(Income) attributable to non-controlling interests: Income attributable to the non-controlling interest holders (the “NCI”) for the quarter ended March 31, 2026, was $0.1 million, compared to a loss of $0.2 million for the same period in 2025. This amount reflects the share of results attributable to the NCI in the two joint ventures that own the dry-bulk carriers “Konkar Ormi” and “Konkar Venture”.

3

Unaudited Consolidated Statements of Comprehensive Income

For the three months ended March 31, 2025 and 2026

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three months ended March 31,
	2025	2026

Revenues, net	$9,605	$9,976

Expenses:
Voyage related costs and commissions, net	(1,212)	(58)
Vessel operating expenses	(3,573)	(3,330)
General and administrative expenses	(833)	(712)
Management fees, related parties	(341)	(350)
Management fees, other	(126)	(132)
Amortization of special survey costs	(97)	(168)
Depreciation	(1,863)	(1,869)
Operating income	1,560	3,357

Other expenses, net:
Interest and finance costs	(1,477)	(1,329)
Interest income	434	497
Total other expenses, net	(1,043)	(832)

Net income	$517	$2,525

Loss/(Income) attributable to non-controlling interests	249	(103)
Net income attributable to common shareholders	$766	$2,422

Net income per common share, basic	$0.07	$0.23
Net income per common share, diluted	$0.07	$0.23
Weighted average number of common shares, basic	10,422,515	10,339,746
Weighted average number of common shares, diluted	10,422,515	10,339,746

4

Unaudited Consolidated Balance Sheets

As of December 31, 2025 and March 31, 2026

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31,	March 31,
	2025	2026
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$35,555	$26,377
Short-term investment in time deposits	18,000	28,000
Inventories	536	501
Trade accounts receivable, net	2,007	3,058
Prepayments and other current assets	552	1,064
Total current assets	56,650	59,000

FIXED ASSETS, NET:
Vessels, net	133,319	131,462
Total fixed assets, net	133,319	131,462

OTHER NON-CURRENT ASSETS:
Restricted cash	1,350	1,350
Deferred dry-dock and special survey costs, net	2,093	1,925
Total other non-current assets	3,443	3,275
Total assets	$193,412	$193,737

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$7,967	$7,959
Trade accounts payable	1,495	650
Due to related parties	1,685	1,002
Hire collected in advance	597	1,712
Deferred charter hire revenue	—	147
Accrued and other liabilities	1,000	1,562
Total current liabilities	12,744	13,032

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	79,279	77,209
Deferred charter hire revenue, non-current	—	168
Total non-current liabilities	79,279	77,377

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; nil Series A Convertible Preferred Shares issued and outstanding as at December 31, 2025 and March 31, 2026)
Common stock ($0.001 par value; 450,000,000 shares authorized; 11,216,546 shares issued and 10,418,859 shares outstanding as at December 31, 2025 and 11,215,546 shares issued and 10,256,639 shares outstanding as at March 31, 2026, respectively)	10	10
Additional paid-in capital	97,826	97,240
Accumulated deficit	(2,676)	(254)
Total equity attributable to Pyxis Tankers Inc. and subsidiaries	95,160	96,996
Non-controlling interest	6,229	6,332
Total stockholders’ equity	101,389	103,328
Total liabilities and stockholders’ equity	$193,412	$193,737

5

Unaudited Consolidated Statements of Cash Flows

For the three months ended March 31, 2025 and 2026

(Expressed in thousands of U.S. dollars)

	Three months ended March 31,
	2025	2026
Cash flows from operating activities:
Net income	$517	$2,525
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,863	1,869
Amortization of special survey costs	97	168
Amortization and write-off of deferred financing costs	61	55
Amortization of restricted common stock grants	71	—
Changes in assets and liabilities:
Inventories	604	35
Due to related parties	314	(683)
Trade accounts receivable	305	(1,051)
Prepayments and other current assets	(55)	(512)
Insurance claims receivable	(1)	—
Deferred dry-dock and special survey costs	(295)	(21)
Trade accounts payable	144	(824)
Hire collected in advance	602	1,115
Accrued and other liabilities and deferred charter hire revenue, current and non-current	52	877
Net cash provided by operating activities	$4,279	$3,553

Cash flows from investing activities:
Vessel additions	(112)	(12)
Short-term investment in time deposits	—	(10,000)
Net cash used in investing activities	$(112)	$(10,012)

Cash flows from financing activities:
Repayment of long-term debt	(1,947)	(2,040)
Payment of financing costs	—	(93)
Common stock repurchases	(270)	(586)
Net cash used in financing activities	$(2,217)	$(2,719)

Net increase/(decrease) in cash and cash equivalents and restricted cash	1,950	(9,178)
Cash and cash equivalents and restricted cash at the beginning of the period	22,593	36,905
Cash and cash equivalents and restricted cash at the end of the period	$24,543	$27,727

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$1,499	$1,132
Unpaid portion of special survey cost	460	—
Unpaid portion of vessel additions	49	—

6

Liquidity, Debt and Capital Structure

Our total funded debt, net of deferred financing costs, as of March 31, 2026 was $85.2 million. Pursuant to our loan agreements, as of March 31, 2026, we were required to maintain a minimum cash balance of $1.35 million. Cash and cash equivalents, restricted cash and short-term investments in time deposits aggregated $55.7 million as of March 31, 2026.

(Amounts in thousands of U.S. dollars)	December 31, 2025	March 31, 2026
Total funded debt, net of deferred financing costs	$87,246	85,168

Our weighted average interest rate on our total funded debt for the three months ended March 31, 2026 was 5.65%. As of March 31, 2026, we had short-term interest-bearing investments of $28.0 million. Our next loan maturity is scheduled for September 2028 with a balloon principal payment of $8.6 million due on the 2013-built “Pyxis Karteria”.

On January 26, 2026, we completed amendments to certain existing secured loans with Piraeus Bank S.A. for the Tenthone Corp. (the “Pyxis Karteria”), the Dryone Corp. (the “Konkar Ormi”) and the Drythree Corp. (the “Konkar Venture”), with aggregate outstanding principal borrowings of $42.1 million. The maturity of each loan was extended by six months, with an interest rate reduction to Term SOFR plus 1.80%, representing weighted average margin savings of 58 basis points compared to the prior loan agreements. All other material terms and conditions remain in full force and effect.

On March 31, 2026, we had a total of 11,215,546 common shares issued and 10,256,639 common shares outstanding, of which Mr. Valentis, our CEO and Chairman, beneficially owned 58.57%. The outstanding share count reflects the cancellation of 1,000 previously granted but unvested shares upon the resignation of an employee.

Subsequent Events

Subsequent to March 31, 2026 and through May 15, 2026, we repurchased an additional 17,445 common shares for approximately $0.08 million at an average price of $4.32 per share, excluding commissions. As a result, $2.1 million remains available under the current authorized share repurchase program. As of May 15, 2026, we had 10,239,194 common shares outstanding, of which Mr. Valentis, our Chairman and Chief Executive Officer, beneficially owned 58.7%.

Updates to the Board of Directors

At the scheduled 2026 annual shareholder meeting on May 14, 2026, the Company’s shareholders re-elected Mr. Robin P. Das and Mr. Basil G. Mavroleon as Class III Directors to serve for a term of three years until the 2029 annual meeting.

Mr. Mavroleon thereafter provided his resignation as a director of the Company effective May 18, 2026. Mr. Mavroleon’s decision to resign was for personal reasons and was not related to any disagreement with the Company on any matter relating to its operations, policies or practices. The Company will commence a search process for a suitable replacement to fill the vacancy on the board of directors in due course.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income, interest and finance costs, depreciation and amortization, and income taxes, if any, during a period. Adjusted EBITDA represents EBITDA as adjusted to exclude certain items that may not be indicative of our core operating performance in a given period, such as interest income, loss on debt extinguishment, gain or loss on financial derivative instruments, and gain or loss on sale of vessels. Such items may have occurred in the periods presented and may occur in future periods and, accordingly, may vary over time and may not recur. EBITDA and adjusted EBITDA are not measures recognized under U.S. GAAP.

7

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how our management evaluates operating performance. We also believe these non-GAAP measures are useful to management and investors because they highlight trends in our core operating performance and facilitate comparisons of our operating results across periods by excluding the impact of certain items that management does not consider indicative of our ongoing operating performance. Management uses EBITDA and Adjusted EBITDA, among other things, to evaluate the performance of our core operations, to assist in financial and operational decision-making, in preparing our annual operating budgets and forecasts and, in certain cases, in evaluating management performance for compensation purposes. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation or as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net income, as reflected in the Unaudited Consolidated Statements of Comprehensive Income, to EBITDA and Adjusted EBITDA:

Reconciliation of net income to EBITDA and adjusted EBITDA	Three months ended March 31,
(Amounts in thousands of U.S. dollars)	2025	2026

Net income	$517	$2,525
Depreciation	1,863	1,869
Amortization of special survey costs	97	168
Interest and finance costs	1,477	1,329
EBITDA	$3,954	$5,891

Interest income	(434)	(497)
Adjusted EBITDA	$3,520	$5,394

Daily TCE is a shipping industry performance measure of the average daily revenue performance of a vessel during the relevant period. We utilize daily TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which our vessels may be employed between the periods. We also believe that TCE Revenues and daily TCE provide useful information to investors because they reflect the revenue we retain from voyages after deducting voyage related costs and commissions, net, thereby facilitating comparisons of our revenue performance across periods and against other companies, irrespective of differences in charter types, trading patterns and voyage expenses. Our management also utilizes daily TCE to assist them in making decisions regarding the employment of our vessels. TCE Revenues are calculated as revenues, net, less voyage related costs and commissions, net. We calculate daily TCE by dividing TCE Revenues by operating days for the relevant period. Voyage related costs and commissions, net, primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, net of related credits or recoveries, including bunker price differentials realized upon charter redeliveries and deliveries. Port, canal and fuel costs would otherwise typically be paid by the charterer under a time charter contract. TCE Revenues and daily TCE are not recognized measures under U.S. GAAP.

Vessel operating expenses (“Opex”) represent the costs we incur to operate our vessels, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes, as well as repairs and maintenance. Opex per day represents vessel operating expenses divided by ownership days in the applicable period. We monitor both total Opex and Opex per day to assess and compare the underlying operating cost efficiency of our fleet across periods and vessels.

8

We calculate utilization (“Utilization”) by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the number of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys, intermediate dry-dockings or vessel positioning for such reasons. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or intermediate dry-dockings, and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

EBITDA, Adjusted EBITDA, Opex per day and daily TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for Revenues, net, Net income. Our presentation of EBITDA, Adjusted EBITDA, Opex per day and daily TCE does not imply, and should not be construed as implying, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

(Amounts in U.S. dollars per day)		Three months ended March 31,
		2025	2026
Tanker Fleet:
Eco-Efficient MR2
	Daily TCE :	23,593	18,944
	Opex per day:	7,322	7,413
	Utilization % :	89.3%	99.3%
Average number of MR vessels *		3.0	3.0

Dry-bulk Fleet:
	Daily TCE :	13,013	19,601
	Opex per day:	5,911	4,943
	Utilization % :	88.1%	91.5%
Average number of Dry-bulk vessels *		3.0	3.0

Total Fleet:
	Daily TCE :	18,692	19,259
	Opex per day:	6,616	6,178
	Utilization % :	88.7%	95.4%
Average number of vessels *		6.0	6.0

As of May 15, 2026, our fleet consisted of three eco-efficient MR2 tankers, “Pyxis Lamda”, “Pyxis Theta”, “Pyxis Karteria”, and three dry-bulk vessels, “Konkar Ormi”, “Konkar Asteri” and “Konkar Venture”. During 2025 and 2026, our vessels were employed under a mix of time charters and spot voyage charters.

Company Presentation

A presentation of our results is available on our website (https://www.pyxistankers.com). However, none of the information contained on our website is incorporated into or forms a part of this report.

9

Pyxis Tankers Fleet (as of May 15, 2026)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter(1) Rate ($ per day)	Estimated Redelivery Date
Tanker fleet
Pyxis Lamda (2)	SPP / S. Korea	MR2	50,145	2017	Time	23,000	Sep 2026 – Dec 2026
Pyxis Theta (3)	SPP / S. Korea	MR2	51,795	2013	Time	23,750	Jul 2027 – Sep 2027
Pyxis Karteria (4)	Hyundai / S. Korea	MR2	46,652	2013	Time	19,500	Aug 2026 – Nov 2026
			148,592
Dry-bulk fleet
Konkar Ormi (5)	SKD / Japan	Ultramax	63,520	2016	Time	25,700	May 2026
Konkar Asteri (6)	JNYS / China	Kamsarmax	82,013	2015	Time	20,500	May 2026
Konkar Venture (7)	JNYS / China	Kamsarmax	82,099	2015	Time	24,000	May 2026
			227,632

1) These tables present gross rates in U.S.$ and do not reflect any commissions payable.

2) “Pyxis Lamda” is fixed on a time charter for 12 months -40/+60 days, at $23,000 per day.

3) “Pyxis Theta” is fixed on a time charter for 18 months -30/+30 days, at $35,000 per day for the first two months and $23,750 thereafter.

4) “Pyxis Karteria” is fixed on a time charter for 12 months -30/+60 days, at $19,500 per day.

5) “Konkar Ormi” is fixed on a time charter for 20–25 days, at $25,700 per day.

6) “Konkar Asteri” is fixed on a time charter for 55–65 days, at $20,500 per day.

7) “Konkar Venture” is fixed on a time charter for 20–25 days, at $24,000 per day.

About Pyxis Tankers Inc.

The Company currently owns a modern fleet of six mid-sized eco-vessels, which are engaged in the seaborne transportation of a broad range of refined petroleum products and dry-bulk commodities and consists of three MR product tankers, one Kamsarmax bulk carrier and controlling interests in two dry-bulk joint ventures of a sister-ship Kamsarmax and an Ultramax. The Company is positioned to opportunistically expand and maximize its fleet of eco-efficient vessels due to significant capital resources, competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: https://www.pyxistankers.com. The information on or accessible through the Company’s website is not incorporated into and does not form a part of this release.

10

Forward Looking Statements

This press release includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals, financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will,” “should,” “would,” “potential,” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of the war in Ukraine and the conflicts in the Middle East and the Red Sea region, on our financial condition and operations as well as the nature of the product tanker and dry-bulk industries, in general, are forward-looking statements. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results may differ, possibly materially, from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. The Company is reliant on certain independent and affiliated managers for its operations, including most recently an affiliated private company, Konkar Shipping Agencies, S.A., for the management of its dry-bulk vessels. For more information about risks and uncertainties associated with our business, please refer to our filings with the U.S. Securities and Exchange Commission, including, without limitation, under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any information in this press release, including forward-looking statements, to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi, 15125 Greece

info@pyxistankers.com

Visit our website at https://www.pyxistankers.com

Company Contact

Fotis Giannakoulis

Chief Financial Officer

Tel: +1 917 291 7142 / +30 (210) 638 0200

Email: ir@pyxistankers.com

11